UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                           Video Services Corporation
                 (formerly known as International Post Limited)
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   92656U 10 7
                                 (CUSIP Number)

                            Keith L. Schaitkin, Esq.
                  Gordon Altman Butowsky Weitzen Shalov & Wein
                        114 West 47th Street, 20th Floor
                            New York, New York 10036
                                 (212) 626-0800

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  March 2, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information


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required on the  remainder  of this cover page shall not be deemed to be "filed"
for the purpose of Section 18 of the securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D/A

CUSIP No. 92656U 10 7                                          Page  of  Pages


1    NAME OF REPORTING PERSON
          Louis H. Siracusano

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) / /
                                                          (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                / /

6         CITIZENSHIP OR PLACE OF ORGANIZATION United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               2,807,992

     8    SHARED VOTING POWER
               0

     9    SOLE DISPOSITIVE POWER
               2,807,992

     10   SHARED DISPOSITIVE POWER
               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,807,992

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
          /x/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          21.17%

14   TYPE OF REPORTING PERSON*
          IN

                          SCHEDULE 13D/A

CUSIP No. 92656U 10 7                                         Page  of  Pages


1    NAME OF REPORTING PERSON
          Arnold P. Ferolito

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) / /
                                                          (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                / /

6         CITIZENSHIP OR PLACE OF ORGANIZATION United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               3,050,382

     8    SHARED VOTING POWER
               0

     9    SOLE DISPOSITIVE POWER
               3,050,382

     10   SHARED DISPOSITIVE POWER
               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,050,382

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
          /x/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         23.00%

14   TYPE OF REPORTING PERSON*
          IN

                                  SCHEDULE 13D/A

CUSIP No. 92656U 10 7                                         Page  of  Pages


1    NAME OF REPORTING PERSON
          Donald H. Buck

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) / /
                                                          (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*
        N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                / /

6         CITIZENSHIP OR PLACE OF ORGANIZATION United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               438,681

     8    SHARED VOTING POWER
               0

     9    SOLE DISPOSITIVE POWER
            438,681

     10   SHARED DISPOSITIVE POWER
               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          438,681

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
          /x/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.31%

14   TYPE OF REPORTING PERSON*
          IN

                                  SCHEDULE 13D/A

CUSIP No. 92656U 10 7                                         Page  of  Pages


1    NAME OF REPORTING PERSON
          Theresa Siracusano

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) / /
                                                          (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*
        N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                / /

6         CITIZENSHIP OR PLACE OF ORGANIZATION United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               300,000

     8    SHARED VOTING POWER
               0

     9    SOLE DISPOSITIVE POWER
            300,000

     10   SHARED DISPOSITIVE POWER
               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          300,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
          /x/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.26%

14   TYPE OF REPORTING PERSON*
          IN

                                  SCHEDULE 13D/A

CUSIP No. 92656U 10 7                                  Page  of  Pages


1    NAME OF REPORTING PERSON
          Carole Buck

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) / /
                                                          (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*
        N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                / /

6         CITIZENSHIP OR PLACE OF ORGANIZATION United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               85,000

     8    SHARED VOTING POWER
               0

     9    SOLE DISPOSITIVE POWER
            85,000

     10   SHARED DISPOSITIVE POWER
               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          85,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
          /x/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.64%

14   TYPE OF REPORTING PERSON*
          IN

                                 SCHEDULE 13D/A

Item 1.   Security and Issuer.

         The Schedule 13D filed with the U.S. Securities and Exchange Commission ("SEC") on June 27, 1997, by Video Services Corporation, a Delaware corporation; Louis H. Siracusano, a citizen of the United States of America ("LS"); Arnold P. Ferolito, a citizen of the United States of America ("AF"); and Donald H. Buck, a citizen of the United States of America ("DB"), amended by Amendment No. 1 filed with the SEC on September 4, 1997, and by Amendment No. 2 filed with the SEC on March 13, 1998, is hereby amended as set forth herein.

         LS, AF, DB, collectively, are referred to herein as the Original Reporting Persons. The Original Reporting Persons, Theresa Siracusano ("TS") and Carole Buck ("CB"), collectively, are referred to herein as the Reporting Persons.

         This third amendment to Schedule 13D relates to the common stock, $0.01 par value per share ("Common Stock") of Video Services Corporation (formerly known as International Post Limited), a Delaware corporation ("Video" or "Issuer"). The address of the principal executive offices of the Issuer is 240 Pegasus Avenue, Northvale, New Jersey 07647.

         All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the original Schedule 13D and the amendments thereto previously filed with the SEC.

Item 2.   Identity and Background.

         Item 2 is amended and supplemented as follows:

         This Schedule 13D Amendment is being filed jointly on behalf of the Reporting Persons.

         The principal residence address of LS and TS is 4 Conklin Lane, Rockleigh, New Jersey 07647. The principal occupation of TS is home maker.

         The principal residence address of CB is 2 Deerburn Court, Florham Park, New Jersey 07932. The principal occupation of CB is home maker.

         None of the Reporting Persons has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

         Each of the Reporting Persons is a citizen of the United States of America.

Item 4.   Purpose of Transaction.

         Item 4 is supplemented as follows:

         The purpose of entering into the Canavan Option (as defined and more fully described in Item 6) was to compensate a Video employee.

         The LS Transfers (as defined and described in Item 6) were made for estate planning purposes.

         The DB Transfer (as defined and described in Item 6) was made for estate planning purposes.

Item 5.   Interest in Securities of the Issuer.

         Item 5 is amended as follows:

         (a) - (b) On the date hereof, the Reporting Persons may be deemed to beneficially own 6,682,055 shares of Video Common Stock, representing approximately 50.38% of the Video Common Stock outstanding (based on 13,264,307 shares of Video Common Stock stated to be outstanding as of February 12, 1999, as represented by Video in its 10-Q/A filing filed with the SEC on February 15,
1999).

         LS has sole voting power and sole dispositive power of 2,807,992 shares of Video Common Stock. LS disclaims beneficial ownership of all shares of Video Common Stock held by the other Reporting Persons, and this statement shall not be deemed to be an admission that LS is the beneficial owner of such shares for purposes of Section 13(d) or for any other purpose.

         AF has sole voting power and sole dispositive power of 3,050,382 shares of Video Common Stock. AF disclaims beneficial ownership of all shares of Video Common Stock held by the other Reporting Persons, and this statement shall not be deemed to be an admission that AF is the beneficial owner of such shares for purposes of Section 13(d) or for any other purpose.

         DB has sole voting power and sole dispositive power of 438,681 shares of Video Common Stock. DB disclaims beneficial ownership of all shares of Video Common Stock held by the other Reporting Persons, and this statement shall not be deemed to be an admission that DB is the beneficial owner of such shares for purposes of Section 13(d) or for any other purpose.

         TS has sole voting power and sole dispositive power of 300,000 shares of Video Common Stock. TS disclaims beneficial ownership of all shares of Video Common Stock held by the other Reporting Persons, and this statement shall not be deemed to be an admission that TS is the beneficial owner of such shares for purposes of Section 13(d) or for any other purpose.

         CB has sole voting power and sole dispositive power of 85,000 shares of Video Common Stock. CB disclaims beneficial ownership of all shares of Video Common Stock held by the other Reporting Persons, and this statement shall not be deemed to be an admission that CB is the beneficial owner of such shares for purposes of Section 13(d) or for any other purpose.

         (c) As of July 13, 1998, the Original Reporting Persons entered into the Canavan Option (as defined and more fully described in Item 6).

         On September 25, 1998, LS made the First Transfer. On December 28, 1998, LS made the Second Transfer. On March 2, 1999, LS made the Third Transfer (each of the forgoing transfers as defined and more fully described in Item 6).

         On April 16, 1998, DB made the First Sale. On April 20, 1998, DB made the Second Sale and the Third Sale (each of the foregoing sales as defined and more fully described in Item 6).

         On March 22, 1999, DB made the DB Transfer (as defined and more fully described in Item 6).

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Video Common Stock.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 is supplemented as follows:

         The Original Reporting Persons entered into an option agreement, dated as of July 13, 1998, with Thomas G. Canavan (the "Canavan Option") pursuant to which Thomas G. Canavan was granted an option to purchase 100,000 shares of Video Common Stock. 48,720 of these shares of Video Common Stock subject to the Canavan Option are owned by LS. 48,720 of these shares of Video Common Stock subject to the Canavan Option are owned by AF. 2,560 of these shares of Video Common Stock subject to the Canavan Option are owned by DB.

         The Canavan Option referred to in this Item 6 and in Items 4 and 5 of this Schedule 13D is incorporated herein in its entirety by reference and the descriptions of the agreement are qualified by the agreement itself which attached hereto as Exhibit 17.

         On September 25, 1998, LS gratuitously transferred 39,990 shares of Video Common Stock to the following irrevocable trusts for the benefit of certain family members: Louis H.

Siracusano, Jr. Trust (4,245 shares); Leigh Anne Siracusano Trust (6,300 shares); Christopher M. Ferguson Trust (6,300 shares); Louis H. Siracusano, III Trust (6,300 shares); Laura D. Siracusano Trust (4,245 shares); Victoria Monell Trust (6,300 shares); and Lucian Fiore Trust (6,300 shares) (the "First
Transfer"). This transaction was effected privately. At the time of the transfer, the price per share of Video Common Stock was $2.75.

         On December 28, 1998, LS gratuitously transferred 5,000 shares of Video Common Stock to the following irrevocable trusts for the benefit of certain family members: Louis H. Siracusano, Jr. Trust (2,500 shares) and Laura D. Siracusano Trust (2,500 shares) (the "Second Transfer"). This transaction was effected privately. At the time of the transfer, the price per share of Video Common Stock was $2.75.

         On March 2, 1999, LS gratuitously transferred 300,000 shares of Video Common Stock to his wife, TS (the "Third Transfer" and collectively with the First Transfer and the Second Transfer, the "LS Transfers"). This transaction was effected privately. At the time of the transfer, the price per share of Video Common Stock was $2.125.

         On April 16, 1998, DB sold 500 shares of Video Common Stock at a price of $4.25 per share (the "First Sale"). On April 20, 1998, DB sold 1,000 shares of Video Common Stock at a price of $4.125 per share (the "Second Sale"). On April 20, 1998 DB sold 500 shares of Video Common Stock at a price of $4.00 per share (the "Third Sale" and collectively with the First Sale and the Second Sale, the "DB Sales"). Each of the foregoing sales were effected on the American Stock Exchange.

         On March 22, 1999, DB gratuitously transferred 85,000 shares of Video Common Stock to his wife, CB (the "DB Transfer"). This transaction was effected privately. At the time of the transfer, the price per share of Video Common Stock was $2.375.

Item 7.   Materials to be Filed as Exhibits.

         Item 7 is supplemented as follows:

         Exhibit 16. Amended and Restated Joint Filing Agreement, dated the date hereof, by and among Louis H. Siracusano, Arnold P. Ferolito, Donald H. Buck, Theresa Siracusano and Carole Buck.

         Exhibit 17. Stock Option Agreement dated as of July 13, 1998 among Louis H. Siracusano, Arnold P. Ferolito, Donald H. Buck and Thomas G. Canavan.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 5, 1999


/s/ Louis H. Siracusano
Louis H. Siracusano


/s/ Arnold P. Ferolito
Arnold P. Ferolito


/s/ Donald H. Buck
Donald H. Buck


/s/ Theresa Siracusano
Theresa Siracusano


/s/ Carole Buck
Carole Buck